[ARNOLD & PORTER LETTERHEAD]
Paul D. Freshour
Paul_Freshour@aporter.com
703.720.7008
703.720.7399 Fax
Suite 900
1600 Tysons Boulevard
McLean, VA 22102-4855
March 28, 2006
Via EDGAR
Mr. Mark S. Webb
Legal Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	BB&T Corporation
Registration Statement on Form S-4
Filed on February 24, 2006
File Number 333-132044
Ladies and Gentlemen:
     On behalf of BB&T Corporation (“BB&T”), we have filed today via EDGAR with the Securities and Exchange Commission (the “Commission”) Pre-Effective Amendment No. 1 to its Registration Statement on Form S-4. BB&T and Main Street Banks, Inc. (“Main Street”), have authorized us to make the various factual representations contained in this letter.
     We have provided below a response to each of the items set forth in your March 23, 2006 letter (the “Comment Letter”). The numbered paragraphs below correspond to the numbered comments of the Comment Letter.
General
1.	Please provide the staff with a copy of the Burke Capital board book with regard to the transaction.
     The board book prepared by Burke Capital and presented to the Main Street Board of Directors at its December 14, 2005 meeting was previously provided to the Staff supplementally under separate cover.

[ARNOLD & PORTER LETTERHEAD]
Mr. Mark S. Webb
March 28, 2006

2.	Please advise the staff whether Main Street gave its financial projections to BB&T.
     Main Street and BB&T have advised us that Main Street did provide its financial projections to BB&T during BB&T’s due diligence review of Main Street. As with all other confidential and nonpublic information, the Main Street financial projections were subject to the confidentiality agreement between Main Street and BB&T.
3.	Please include a Risk Factors section setting forth the risks of the transaction, including, for example, it will result in Main Street holders receiving a security with 12% less tangible book value than the security they are surrendering and that the price being paid is lower than the market price at the time of the merger agreement.
     BB&T and Main Street do not believe it is necessary to include a “Risk Factors” section in the proxy statement/prospectus because they do not believe there are any risks associated with this transaction which are unique or particular to this transaction.
     Main Street does not believe it is appropriate to include in a separate “Risk Factors” section disclosure regarding the pro forma decrease in tangible book value per share that would be experienced by Main Street shareholders and the fact that on the date the merger agreement was signed the implied value of the BB&T common stock to be received by Main Street shareholders in the merger represented a slight discount to the closing price of Main Street common stock on that date. Main Street believes it would be potentially misleading to discuss these particular valuation factors in isolation. Main Street believes that these factors do not represent “risks” but are simply among the many factors that were considered by the Main Street Board of Directors in approving the merger, and might be viewed as relevant by Main Street shareholders in considering their vote on the merger, and that these factors are more properly presented in the context of all the relevant valuation factors. Disclosure highlighting these particular factors has been added under the heading “Background of and Reasons for the Merger” on page 21 of the revised proxy statement/prospectus and under the heading “Main Street’s Reason for the Merger” on page 23 of the revised proxy statement/prospectus.
The Merger
Background of and Reasons for the Merger, page 19
4.	Please set forth the terms of BB&T’s offer and any other offer Main Street received. Please explain why Main Street rejected any offer it rejected.

[ARNOLD & PORTER LETTERHEAD]
Mr. Mark S. Webb
March 28, 2006

     Disclosure responsive to this comment has been added under the heading “Background of and Reasons for the Merger” on page 20 of the revised proxy statement/prospectus.
5.	Article 13 of Main Street’s charter requires directors evaluating a merger to consider two specific factors: short- and long-term social and economic effects on various constituencies and specific comparisons of the consideration offered. Please expand your discussion of the board’s consideration of the short-term economic effect on shareholders in evaluating an offer below the then-current market price of the stock.
     Disclosure responsive to this comment has been added under the heading “Background of and Reasons for the Merger” on page 21 of the revised proxy statement/prospectus and under the heading “Main Street’s Reason for the Merger” on page 23 of the revised proxy statement/prospectus.
6.	Please also discuss the second factor the board is required to consider, especially the first mandated comparison: “the consideration being offered by the other party in relation to the then-current value of the Corporation in a freely-negotiated transaction.” This discussion should also note that the market price was higher than the offer accepted.
     Disclosure responsive to this comment has been added under the heading “Background of and Reasons for the Merger” on page 21 of the revised proxy statement/prospectus and under the heading “Main Street’s Reason for the Merger” on page 23 of the revised proxy statement/prospectus.
Main Street’s Reasons for the Merger, page 21
7.	The board should specifically note each line item analysis underlying the fairness opinion that does not support its recommendation and explain why, in light of those analyses, it is recommending the transaction.
     Disclosure responsive to this comment has been added under the heading “Main Street’s Reasons for the Merger” on page 23 of the revised proxy statement/prospectus.
Information Regarding Burke Capital, page 32
8.	Please indicate the amount in dollars expected to be paid to Burke Capital.
     Disclosure responsive to this comment has been added under the heading “Summary—Main Street’s Board of Directors Received a Fairness Opinion from Burke Capital Group,

[ARNOLD & PORTER LETTERHEAD]
Mr. Mark S. Webb
March 28, 2006

L.L.C.” on page 2 of the revised proxy statement/prospectus and under the heading “Opinion of Main Street’s Financial Advisor—Information Regarding Burke Capital” on page 33 of the revised proxy statement/prospectus.
9.	Please disclose any other compensation paid to Burke Capital in the last two years, if any.
     Main Street has advised us that it has not paid any other compensation to Burke Capital during the last two (2) years.
Main Street Banks, Inc.
Annual report on Form 10-K
10.	Please either file the agreement with Burke Capital as a material agreement, or advise why it should not be filed.
     Main Street has advised us that it does not believe that its agreement with Burke Capital is a material agreement under Item 601 of Regulation S-K because the amounts required to be paid by Main Street to Burke Capital under the terms of the agreement in the absence of the closing of a transaction are immaterial in amount relative to Main Street’s financial condition and results of operations. However, because the agreement is referenced in certain sections of the Form S-4, Main Street will voluntarily file this agreement on a Form 8-K so that its shareholders will have the opportunity to review the agreement in its entirety if they desire to do so.
* * * * *
     We hope this letter addresses the Staff’s questions and comments. We would appreciate receiving any further comments at the Staff’s earliest convenience. If we can be of assistance in facilitating the Staff’s review of BB&T’s responses to the Comment Letter, please contact the undersigned at (703) 720-7008.

Sincerely,

/s/ Paul D. Freshour

Paul D. Freshour

cc:	William Friar Division of Corporation Finance Securities and Exchange Commission 450 Fifth Street, N.W. Washington, D.C. 20549